"BIBLE SMUGGLERS"

PRODUCTION FINANCING AGREEMENT

This Production Financing Agreement (the "Agreement") is dated as of [EFFECTIVE DATE] between Bible Smugglers Movie Production LLC (the "**Production Company**") and [INVESTOR NAME] (the "**Financier**"). Production Company and Financier are each "parties" to this Agreement.

RECITALS

1.   Production Company wishes to develop, produce, and exploit a feature-length film entitled BIBLE SMUGGLERS written by Nathan Von Minden (the "Film").

2.   Production Company is in the business of writing, developing and producing films.

3.   Financier desires to provide financing for the costs of production of the Film.

AGREEMENT

For and in consideration of the mutual covenants herein set forth, the parties hereby agree as follows.

1.   TERM: The term of this agreement shall commence on the date set forth in the caption of this Agreement and shall continue until completion of the Film and delivery of the Film to the distributor.

2.   BUDGET: The final budget has not been determined. The final budget will be determined by the Production Company. The budget does not include costs for prints, advertising, or distribution.

3.   Chain of Title: Production Company has entered into an Exclusive Option Agreement for the acquisition of rights to the Film. Production Company has and will expend certain sums for the rights to be acquired under the Exclusive Option Agreement and payments to the owners and writers, which expenditures shall be considered a "cash disbursement."

4.   Shooting locations: The Film's exteriors and interiors has not been determined yet but will be decided upon by the production company.

5.   Delivery Date: The Film will tentatively be scheduled to be produced and delivered in calendar year 2020 or 2021.

6. COMPENSATION/DISTRIBUTION:

6.1 "Financing" shall be defined as set forth in 8.1.

6.2 "Financing Group" means Financier and all individuals, entities, groups of individuals, groups of entities, or combinations thereof, that fund the Budget.

6.3 "Gross Producer Revenues" means all revenue receivable by the Production Company from the Film's Distributor including theatrical, home video exhibition, electronic distribution (including download to own, electronic sell-through, streaming, or any other form of "digital rights" as that term is commonly understood in the entertainment industry), television broadcast/exhibition (including free, VOD, pay-per-view, pay, cable and the like), and mobile broadcast/exhibition and distribution with respect to the Film and trailers thereof, and excerpts and clips therefrom, in any and all languages and versions, including dubbed, subtitled and narrated versions. **Gross Producer Revenues are divided into Financing Group Share (being 40% of Gross Producer Revenues after Recoupment) and Production Company Share (being 35% of Gross Producer Revenues after Recoupment) and Charitable donations (being 25% of Gross Producer Revenues after Recoupment).**

6.4 "Recoupment" means the point where Financing Group has received compensation equal to the amount of the Budget plus 30% for "Early Bird Financiers" and 20% for non early bird financiers. "Early Bird Financiers" are financiers who fund the first $75,000 of the production budget.

6.5 "Recoupment Account" means the amount of compensation owing to Financier and shall be reduced by distributions of Distributable Cash or other payments made to Financier.

6.6 "Participation" means contingent compensation for certain individuals who have rendered services in connection with production of the Film that is earned and payable, if ever, only after "net revenues" reach certain thresholds set forth in the participant's contractually defined formula. The Parties agree that by further mutual approval, the principal cast members, director, and writers may be offered "off the top" Participations (i.e., before Recoupment of the Budget), if necessary to secure such members of the production team. All other approved Participations may not be earned or payable prior to Recoupment.

6.7 "Deferment" means a fixed non-recurring payment earned by an individual who has rendered services in connection with production of the Film, but not payable unless and until a certain triggering event set forth in the recipient's contract occurs.

6.8 "Distributable Cash" means the sum of all cash receipts from the Distributor and any and all other sources resulting from exploitation of the Film, less all Budget disbursements, Participations and Deferments, and a reasonable allowance for reserves, contingencies and anticipated obligations as determined by the Production Company. Production Company shall cause Distributable Cash to be distributed quarterly for the first two years after the Film's delivery to Distributor. After the second year, distributions shall be made semi-annually, or more frequently as Production Company may determine (but not more frequently than once per quarter) in its sole and absolute discretion. All Distributable Cash shall first be distributed *pari passu* (at the same rate on equal footing) to Financing Group until Recoupment. After Recoupment, all remaining Distributable Cash shall be distributed *pari passu* in accordance with the Party's Share.

6.9 "Budget Underage" (meaning that actual cash production costs and expenses for the Film are less than the Film's Budget) shall be distributed to Financing Group and shall be applied to reduce Financier's (and all other members of the Financing Group's) Recoupment Account.

7. Accountings/Audit:

7.1 Production Company shall render or cause to be rendered to Financier accounting statements along with the distributions of Gross Producer Revenues commencing forty-five (45) days after the first quarter after the initial release of the Film, if at all. Financier will be deemed to have consented to all accountings rendered by Production Company or its assignees, or successors, and all such statements will be binding upon Production Company unless specific objections in writing, stating the basis thereof, are given by Financier within two (2) years of receiving such statement.

7.2 Financier may, at Financier's own expense, directly audit Production Company's books and records relating to this Agreement that report the exploitation of the Film. Financier may make such audit only for the purpose of verifying the accuracy of statements sent to Financier or Financier hereunder and only as provided herein. Financier shall have the right to audit said books by notice to Production Company at least thirty (30) days prior to the date Financier intends to commence the audit. Said audit shall be conducted by an attorney or CPA in such a manner so as not to disrupt Production Company's other functions, and shall be completed promptly. Financier may make such an examination for a particular statement only once and only within two (2) years after the date of any such statement is due as provided above. Any such audit shall be conducted only during Production Company's usual business hours and at the place where it keeps the books and records to be examined. Financier's auditor shall review his tentative findings with a member of Production Company's staff designated and made available by Production Company before rendering a report to Financier so as to remedy any factual errors and clarify any issues that may have resulted from misunderstanding. In the event that the audit discloses errors or omissions amounting to a difference in Financier's favor of five percent (5%) or greater, with respect to the particular statements at issue in the audit, then Production Company shall pay the reasonable costs of such audit up to $1,500.

7.3   Within 45 days of completion of the locked Film, Production Company shall provide Financier with a reasonably detailed negative cost statement.

8.   FINANCING THE FILM:

8.1   Financier shall provide $__$[AMOUNT]____(the "Financing") to Production Company. The entirety of the Financing shall be used to fund the Budget of the Film, including Option funds and pre-production. The Financing shall be provided to Production Company immediately upon execution of this Agreement in accordance of deposit schedule. Financier understands that at the time of execution of this Agreement that he is participating as a Financier with Production Company. Both Financier and Production Company shall have the right to provide additional capital if necessary to complete the production.

8.2   Financier may be entitled to receive a credit in the film. The form and placement of such credit shall be in Production Company's sole discretion consistent with custom and usage in the U.S. film industry and consistent with production values established for the Film.

8.3   IRC Section 181 Deduction: A taxpayer may elect to treat the cost of any qualified film or television production as an expense which is not chargeable to capital account. Any cost so treated shall be allowed as a deduction. It is intended that at least 75 percent of the total compensation of the Film will be qualified compensation, and that the Film will thus be a qualified film or television production.

8.4   Financier acknowledges that all of the results and proceeds of Financier's investment in the Film is and will be treated as contributing to a "work made for hire." Production Company shall be deemed sole author of all results and proceeds. In the event such results and proceeds are determined not to be a "work made for hire," then Financier hereby irrevocably and exclusively assigns to Production Company, in perpetuity, all rights (including without limitation all copyrights and renewals and extensions thereof) in and to such results and proceeds.

8.5   Financier waives any and all so called "moral rights" of authors. The termination of this Agreement for any reason shall not affect Production Company's ownership of the results and proceeds of Financier's investment hereunder or alter any warranty, representation, covenant or undertaking on the part of Financier hereunder.

9.   PRODUCTION OF THE FILM:

9.1   Production Company shall render services as the producer of the Film.

9.2   Production Company shall render services customarily rendered by producers in the U.S. film industry in connection with pre-production, production, and post-production of the Film. Production Company's services as producer shall commence on a date to be designated by the Parties and shall continue through delivery of the completed Film. Production Company agrees to produce the Film within the Film's Budget, subject only to variations mutually agreed by the Parties to this Agreement.

9.3 Production Company shall provide services through qualified persons it deems necessary and proper ("Individual Producers"). Individual Producers shall render services for and as directed by Production Company for the period of time required for development, pre-production, production including principal photography, and post-production of the Film.

9.4 Services provided by Individual Producers on the Film shall be rendered on an exclusive basis during pre-production and principal photography, and on a non-exclusive, first priority basis at all other times hereunder.

9.5 Production Company shall have the discretion to make such decisions and enter into such agreements that are typically entered into by producers during the course of production of films, provided that the terms of all such decisions, commitments, and agreement are in accordance with the Film's Budget.

9.6 Production Company shall approve each of the following elements: Budget, cash flow schedule, insurance, Participations (other than "off the top" Participations), Deferments, writers, director, principal cast, final approved screenplay, credits, breakdown, pre-production schedules, production schedules, post-production schedules, locations for shooting sites (both interior and exterior), music and soundtrack, key crew, and production counsel. Financier shall have mutual approval with Production Company of all "off the top" Participations.

9.7 Production Company shall have final editing and cutting authority (i.e. "final cut authority") over the Film.

9.8 The Film shall contain a copyright notice in the name of Production Company or its designee complying with all statutory requirements of the copyright laws of the United States or any country which is a party to the Berne Union or Universal Copyright Convention, such notice to appear in the main or end titles of the Film.

9.9 Production Company shall have the right to use, refrain from using, change, modify, add to, subtract from, and to exploit, advertise, exhibit, and display the Film in any manner and in any and all media, whether now known or hereafter devised, throughout the world, in perpetuity, in all languages, as Production Company in its sole discretion shall determine.

10. INSURANCE: Production Company shall obtain General Liability (i.e. film production insurance) and Producer's Errors & Omissions (i.e. E&O insurance) coverages in amounts appropriate for the production of the Film. The cost of the insurance policies required shall be included in the Budget.

11. DEFAULTS, CURES, AND REMEDIES:

11.1 Financing default: If Financier fails to provide the Financing to Production Company without cause or other legal justification (a "Financing Default"):

> a. Production Company shall have the right, but not the obligation, to suspend production of the Film until Financier satisfies its obligations to finance the Film, or to seek and obtain financing from other funding sources, including banks, private investors, pre-sales of the Film, or the like ("Alternative Funding"); and

> b. Financier shall relinquish any rights (including the right to payments of Distributable Cash) in the Film and shall be entitled only to recoupment of out-of-pocket monies expended in production of the Film. Financier shall not have a right of immediate repayment, but shall be paid out of available Distributable Cash.

11.2 A Financing Default will not constitute a breach of this Agreement by Financier until Production Company has provided Financier with written notice specifying such failure(s) and Financier has failed to cure such breach within 48 hours.

11.3 Production Default: A Production Default will not constitute a breach of this Agreement by Production Company until Financier has provided Production Company with written notice specifying such failure(s) and Production Company has failed to cure such breach within 48 hours, if during production of the Film upon which the Production Default relates (a "Production Cure Period"), or ten days during any other time after receipt of such notice. Financier may elect to continue production of a Film during a Production Cure Period notwithstanding the absence or failure to perform by Production Company, Production Company shall fully cooperate with Financier in connection therewith and Production Company shall not take any action or fail to take any action that would interfere with the ability of Financier to continue a Film's production during a Production Cure Period.

11.4 Distributor Default: No failure by Distributor to fulfill any of its obligations hereunder will constitute a breach of this Agreement by Distributor unless and until Financier has provided Production Company with written notice specifying such failure(s) and Distributor has failed to cure such breach within forty-five (45) days after receipt of such notice; however, Distributor must begin taking steps to cure the default within thirty days after receipt of Financier's notice. Should Distributor fail to make any payment of Gross Producer Revenues that is required to be made under this Agreement, Distributor shall only have ten (10) days after receipt of notice to cure such breach.

11.5 Other Defaults: Except as set forth above, no failure by either Party to fulfill any of its obligations hereunder will constitute a breach of this Agreement by such Party unless and until the non-defaulting Party has provided the defaulting party with written notice specifying such failure(s) and the defaulting party has failed to cure such breach within thirty (30) days after receipt of such notice.

11.6 Remedies at Law: In the event of a breach by either of the Parties of the provisions of this Agreement, the aggrieved Party shall be limited to a remedy at law for money damages, if any, within the context of the Dispute Resolution provisions below, and in no event shall the aggrieved Party be entitled to enjoin or restrain the development, production, distribution or exploitation of the Film, or the use, publication or dissemination of any advertising, promotion or publicity in connection therewith.

12. REPRESENTATIONS & WARRANTIES: Production Company

12.1 Production Company is a limited liability company duly organized and existing under the laws of the State of Texas, and that it is a bona fide business entity established for a valid business purpose. Production Company has the full right, power and authority to enter this Agreement and grant the rights granted to Financier herein without the consent of any third party.

12.2 Production Company is not subject to any conflicting obligation or any disability that will or might prevent it from, or materially interfere with, the execution and performance of this Agreement.

12.3 Any material contributed to the Film by Production Company shall be wholly original with Production Company and the use thereof by the Parties will not, in any way, infringe upon or violate any copyright or any rights of privacy or publicity, common law rights, or any other rights of any third party or constitute a libel or slander against any person, firm or corporation.

12.4 Production Company shall not employ any person, contract for the purchase or lease of any article or material, nor make any agreement committing Financier to pay any sum of money (other than as set forth herein) without first obtaining the prior approval of Financier.

13. REPRESENTATIONS AND WARRANTIES: Financier

13.2 Financier is not subject to any conflicting obligation or any disability that will or might prevent it from, or materially interfere with, the execution and performance of this Agreement.

13.3 Any material contributed to the Film by Financier shall be wholly original with Financier and the use thereof by the Parties will not, in any way, infringe upon or violate any copyright or any rights of privacy or publicity, common law rights, or any other rights of any third party or constitute a libel or slander against any person, firm or corporation.

13.4 Financier shall not employ any person, contract for the purchase or lease of any article or material, nor make any agreement committing Production Company to pay any sum of money (other than as set forth herein) without first obtaining the prior approval of Production Company.

14. INDEMNITY:

14.1 Each Party shall defend, indemnify, and hold harmless the other Party, any parent, affiliate, distributor, licensee or assignee of that other Party, and its and their respective owners, shareholders, members, managers, officers, directors, employees and agents from and against all third-party claims, losses, liabilities, actions, judgments, costs and expenses of any kind (including without limitation reasonable outside attorneys' fees and costs) (collectively, "Claims") arising out of or in connection with (a) any illegal act committed by the indemnifying Party in connection with any Film, or (b) any breach by the indemnifying Party of any representation, warranty, or agreement set forth in this Agreement.

14.2 A Party that seeks indemnification under this Agreement must promptly give the other Party notice of any legal action. Nevertheless, a delay in notice does not relieve the indemnifying Party of any liability to the indemnified Party, except to the extent the indemnifying Party shows that the delay prejudiced the defense of the action.

14.3 The indemnifying Party may participate in the defense at any time. Or it may assume the defense by giving notice to the other Party. After assuming the defense, the indemnifying Party:

a. must select an attorney that is satisfactory to the other party;

b. is not liable to the other party for any later attorney's fees or for any other later expenses that the other party incurs, except for reasonable investigation costs;

c. must not compromise or settle the action without the other party's consent (but the other party must not unreasonably withhold its consent); and

d. is not liable for any compromise or settlement made without its consent.

14.4 If the indemnifying Party fails to assume the defense within 10 days after receiving notice of the action, the indemnifying Party is bound by any determination made in the action or by any compromise or settlement made by the other Party.

15. DISPUTE RESOLUTION:

15.1 Arbitration: Any dispute arising under this Agreement, including with respect to any right or obligation that survives termination or cancellation of this Agreement, will be administered and resolved by final and binding arbitration under the IFTA® Rules for International Arbitration in effect as of the Effective Date of this Agreement ("IFTA® Rules"). Each Party waives any right to adjudicate any dispute in any other court or forum, except that a Party may seek interim relief before the start of arbitration as allowed by the IFTA® Rules. The arbitration will be held in Texas, and will be decided pursuant to the laws of the State of Texas in accordance with the Texas Arbitration Act. The Parties will abide by any decision in the arbitration and any court having jurisdiction may enforce it. The Parties submit to the jurisdiction of the courts of Texas for interim relief, to compel arbitration and to confirm an arbitration award. The Parties agree to accept service of process in accordance with the IFTA® Rules and agree that such service satisfies all requirements to establish personal jurisdiction over the Parties.

16. ASSIGNMENT: Neither Production Company nor Financier shall have the right to assign any of their rights or delegate any of their obligations under this Agreement (except as otherwise provided for herein) without the prior written consent of the other Party except that either party shall have the right to reasonably assign or entitlement to revenues hereunder by written notice of same.

17. PUBLICITY: Neither Party shall authorize or cause the release or dissemination of publicity (excluding non-derogatory incidental mention publicity) in connection with either Party's services pursuant to this Agreement or the Film produced hereunder without the approval of the other Party. Neither Party will issue any press release or public announcement that mentions the actual terms of this Agreement or the Film without the prior written approval of the other party. Either party may make public statements without the other Party's consent regarding the fact that it has a business relationship with the other Party, and that Production Company is distributing the Films.

18. INTELLECTUAL PROPERTY: The Parties acknowledge and agree that in connection with the Film, (i) the rights and privileges granted hereunder are fundamentally in the nature of "intellectual property" as defined in the Title 11 of the United States Code entitled "Bankruptcy," as now or hereafter in effect, or any successor statute (the "Bankruptcy Code"); and (ii) that the Parties' continued enjoyment of all of the rights and privileges granted herein is fundamental to, and of the essence of, this Agreement; therefore, all of the rights granted shall be deemed intellectual property subject to the non-bankrupt Party's election under Section 365(n)(1)(B) of the Bankruptcy Code.

19. CONFIDENTIALITY: Financier and Production Company each acknowledges that the terms and conditions of this Agreement and all information and data provided by each party to the other pursuant to this Agreement (collectively, "Confidential Information") are confidential. Each of Financier and Production Company agrees that it will not use Confidential Information for any purpose other than in connection with the performance of its obligations or the exercise of its rights under this Agreement, or disclose Confidential Information to any person other than its officers, employees, agents, representatives, distributors,

wholesalers, retailers, exhibitors, licensees, and permitted assignees on a need-to-know basis only, or unless compelled by law, subpoena, or court order to disclose same.

20. NO WAIVER: No waiver of any breach of any provision of this Agreement shall constitute a waiver of any other breach of the same or any other provision hereof, and no waiver shall be effective unless made in writing.

21. Severability: In case of any mistake in this Agreement, including any error, ambiguity, illegality, contradiction, or omission, this Agreement shall be interpreted as if such mistake were rectified in a manner which implements the intent of the parties as nearly as possible and effects substantial fairness, considering all pertinent circumstances. Except as expressly provided to the contrary herein, if any of the provisions of this agreement should be held invalid or in violation of law by any court or other tribunal of competent jurisdiction, this Agreement and all other terms and provisions thereof shall nevertheless remain in full force and effect.

22. Relationship of Parties: Nothing herein contained shall be construed to create a joint venture or partnership between the parties hereto. Neither of the parties shall hold itself out contrary to the terms of this provision, by advertising or otherwise nor shall Production Company or Financier be bound or become liable because of any representations, actions or omissions of the other.

23. Governing Law/Jurisdiction: This agreement has been entered into in the State of Texas. The validity, interpretation, and legal effect of this agreement shall be governed by the laws of the State of Texas applicable to contracts entered into and performed entirely therein. The Parties expressly waive any objection to choice of law.

24. Captions: The captions of the various paragraphs and sections of the Agreement are intended to be used solely for convenience of reference and are not intended and shall not be deemed for any purpose whatsoever to modify or explain or to be used as an aid in the construction of any provisions.

25. Amendments in Writing: This Agreement cannot be altered, changed, modified, or amended in any way whatsoever except by a written instrument duly signed by authorized officers of Production Company and Financier.

26. Entire Agreement: This Agreement, which is comprised of the general terms above and any attached Schedules and Exhibits, represents the entire agreement between the Parties with respect to the subject matter hereof and this Agreement supersedes all previous representations, understandings or agreements, oral or written, between the parties regarding the subject matter hereof. Any prior agreements, representations or understandings, oral or otherwise, not appearing, nor expressly incorporated by reference, herein, are void or expressly waived by execution of this Agreement.

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE] _____ .

COMPANY:

Bible Smugglers Movie Production LLC

Founder Signature
_____

Name: [FOUNDER_NAME] _____

Title: [FOUNDER_TITLE] _____

Read and Approved (For IRA Use Only):   **INVESTOR:**

_____

By: _____   By: *Investor Signature* _____

Name: [INVESTOR NAME] _____

Title: [INVESTOR TITLE] _____

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited